ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED JUNE 30, 2021, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-47885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2020 (MM/DD/YY) AND ENDING June 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ADP Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ADP Boulevard
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Barrenechea — 973-404-4168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

TABLE OF CONTENTS

(X)		Report of Independent Registered Public Accounting Firm
(X)	(a)	Facing Page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Income
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(X)		Notes to Financial Statements
(X)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(X)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(X)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h] (not applicable)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements] (not applicable)
(X)	(l)	An Oath or Affirmation
(X)	(m)	Copy of the SIPC Supplemental Report – Separately filed
(X)	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") – Separately filed

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).







AFFIRMATION

I, James Blake, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. as of June 30, 2021, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J. P. Blake
James Blake
President, ADP Broker-Dealer, Inc.

Notary Public

8/25/2021
Date

MELINDA A. SMITH
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2304327
MY COMMISSION EXPIRES AUG. 19, 2023



Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of ADP Broker-Dealer, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2021, and the related statements of income, cash flows, changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

August 25, 2021

We have served as the Company's auditor since 1995.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2021

ASSETS

Cash	$	85,355,825
Service fee receivable - net of allowance for bad debt of $ 16,495		25,879,537
Other assets		1,024,570
TOTAL ASSETS	$	112,259,932

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to Affiliate	$	17,136,926
Taxes payable to Affiliate		24,885,571
Accrued expenses and other liabilities		219,133
Total liabilities		42,241,630
STOCKHOLDER'S EQUITY:		
Common stock, $1,000 par value - 100 shares authorized and outstanding		100,000
Paid-in capital		24,713,758
Retained earnings		45,204,544
Total stockholder's equity		70,018,302
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	112,259,932

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED JUNE 30, 2021

REVENUE -- Service fees	$	158,856,962
INCOME -- Interest		120,382
EXPENSES:		
Management service fees		57,714,751
Professional and other fees		2,766,744
Bad debt expense		9,705
Total expenses		60,491,200
INCOME BEFORE PROVISION FOR INCOME TAXES		98,486,144
PROVISION FOR INCOME TAXES		24,620,508
NET INCOME	$	73,865,636

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JUNE 30, 2021

OPERATING ACTIVITIES:		
Net income:	$	73,865,636
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:		
Non-cash items included in net income:		
Bad debt expense		9,705
Deferred tax expense		(2,353)
(Increase) decrease in operating assets:		
Service fee receivable		(4,175,222)
Other assets		(95,140)
Increase (decrease) in operating liabilities:		
Payable to Affiliate		3,392,610
Taxes payable to Affiliate		2,566,936
Accrued expenses and other liabilities		(440,987)
Net cash provided by (used in) operating activities	$	75,121,184
FINANCING ACTIVITIES:		
Dividends paid to Parent		(68,000,000)
Net cash used in financing activities	$	(68,000,000)
NET INCREASE IN CASH		7,121,184
CASH - beginning of fiscal year		78,234,640
CASH - end of fiscal year	$	85,355,825
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes		22,063,505

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FISCAL YEAR ENDED JUNE 30, 2021

	Common Stock	Total Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE - JULY 1, 2020	$ 100,000	$ 24,713,758	$ 39,338,908	$ 64,152,666
Net income	-	-	73,865,636	73,865,636
Dividends paid to Parent	-	-	(68,000,000)	(68,000,000)
BALANCE - JUNE 30, 2021	$ 100,000	$ 24,713,758	$ 45,204,544	$ 70,018,302

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2021

1. **ORGANIZATION AND BUSINESS DESCRIPTION**

    Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, LLC ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

    Business Description — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (marketing and distribution service fees and administrative and recordkeeping service fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds and/or securities.

    Recently Issued Accounting Pronouncements— Effective July 1, 2020, the Company adopted ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." This update introduces the current expected credit loss("CECL") model, which requires an entity to measure credit losses based on expected losses rather than incurred losses for certain financial instruments and financial assets, including trade receivables. The adoption of ASU 2016-13 did not have a material impact on the Company's results of operation, financial condition, or cash flows.

2. **ACCOUNTING POLICIES**

    Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, revenues and expenses during the reporting period. Management makes estimates regarding the collectability of receivables, deferred taxes, certain expenses, and other matters that affect reported amounts. Actual results could differ from the estimates included in the financial statements.

Service Fee Revenue and Receivables —The Company recognizes revenue to depict the transfer of promised services to its customers (mutual fund companies) in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To achieve that principle, the Company applies the following steps: identify the contract(s) with the customer, identify the performance obligations in the contract(s), determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's agreements have legally enforceable terms of 30 days. Revenues are attributable to service fees for marketing and distributing (primarily 12b-1 fees) and service fees for administering and recordkeeping (primarily Sub TA fees) 401(k) plans on behalf of the customers.
Based upon similar operational and economic characteristics, the Company's service fees are disaggregated as these revenue categories depict how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors.

Marketing and distribution service fees (primarily 12b-1 service fees)
Consideration for 12b-1 service fees is variable and revenue is constrained because it is outside the Company's control (such as the market value of the funds' shares at future points in time and the length of time the investor will remain invested in the funds). Uncertainty associated with the variable consideration is resolved and revenue is recognized upon determination of the asset value of the fund. The revenue is recognized over the performance period of the relevant contract. The Company recognized marketing and distribution service fees in the amount of $92,964,685 for the fiscal year ended June 30, 2021.

Administrative and recordkeeping service fees (primarily Sub TA service fees)
Consideration for administrative and recordkeeping service fees is variable and revenue is constrained and recognized upon determination of the asset value of the fund. Administrative and recordkeeping service fees are recognized over the performance period of the relevant contract as the customer simultaneously receives and consumes the benefits of the services as the Company performs them. The output method is used to recognize the revenue as time elapsed (daily) portrays the service carried out by the Company for the customer. The Company recognized administrative and recordkeeping service fees in the amount of $65,892,276 for the fiscal year ended June 30, 2021.

Accounts receivable
The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company expects to collect consideration within 10 to 45 days of billing. We assess the collectability of revenues based primarily on the creditworthiness of the customer as determined by the customer's payment history. The Company maintains an allowance for bad debt reserve through percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

Cash — All cash is on deposit in interest-bearing and non-interest-bearing accounts with major banks.

Fair Value of Financial Assets and Liabilities — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to Affiliate, and accrued expenses and other liabilities.

The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

Details for the descriptions of the three levels follow:

Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable for the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

Cash is classified as Level 1 within the fair value hierarchy.

Other Assets – The Company has other assets which represent prepaid expenses primarily related to professional fees. The deferred tax asset balance is also included in other assets.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

Expense Allocation — Substantially all the Company's expenses are recorded at ADP and are transferred to the Company or are allocated to the Company based upon allocation factors which estimate the use of goods or services. The primary factors used in the allocation process are licensed registered representatives as a percent of total headcount of the respective departments, and estimated asset-based revenue as a percent of total revenue on new sales. The allocated expenses include but are not limited to sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, marketing, and other professional expenses.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns.

Dividend to Parent — As a wholly owned subsidiary, the Company from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, makes cash dividends to the Parent.

3. **INCOME TAXES**

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of $4,131 at June 30, 2021, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate primarily relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2021, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax related interest and penalties would be included in the provision for income taxes on the statement of income of the Company. The Company had no interest and penalties included in the statement of financial condition and the statement of income as of and for the year ended June 30, 2021, respectively.

The ADP tax returns that include the Company's activity are no longer subject to federal tax examinations for tax years before fiscal year 2021 or state and local examinations for fiscal years before 2012.

The provision for income taxes consists of the following for the year ended June 30, 2021:

Total provision for income taxes

Current:		
Federal	$	19,637,104
State and local		4,985,830
		24,622,934
Deferred:		
Federal		(1,935)
State and local		(491)
		(2,426)
Total provision for income taxes	$	24,620,508

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2021:

Balance at beginning of year	$	6,790
Current year provision		9,705
Balance at end of year	$	16,495

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $43,114,195 which was $40,298,085 in excess of its required net capital of $2,816,110. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1 at June 30, 2021.

6. RELATED-PARTY TRANSACTIONS

Management Services Fees —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses. The transfer pricing markup was determined at 8% of fully allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, marketing, and other professional expenses.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $24,885,571 at June 30, 2021.

Dividends to Parent — The Board of Directors approved and the Company paid dividends of $68,000,000 to the Parent during the year ended June 30, 2021.

7.   **RISK FACTORS**

Cash: The Company maintains cash with more than one financial institution. The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions with whom it places funds. The Company also monitors the condition of the financial institutions with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institutions may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition, and results of operations, or have other adverse consequences. The COVID-19 outbreak has created, and such other events may create, significant volatility and uncertainty and economic and financial market disruption. The extent of any such impact depends on developments which are highly uncertain and cannot be predicted, including the duration and scope of the event; the governmental and business actions taken in response thereto; actions taken by the Company in response thereto and the related costs; the impact on economic activity and employment levels; the effect on our clients, prospects, suppliers and partners; our ability to sell and provide our solutions and services, including due to travel restrictions, business and facility closures, and employee remote working arrangements; the ability of our clients or prospects to pay for our services and solutions; and how quickly and to what extent normal economic and operating conditions can resume.

8.   **SUBSEQUENT EVENTS**

The Company paid a dividend to the Parent on August 2, 2021 in the amount of $18,000,000.

The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2021 through the date these financial statements were issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULES

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

Schedule g

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2021

TOTAL STOCKHOLDER'S EQUITY	$	70,018,302
NONALLOWABLE ASSETS:		
- Service Fee Receivable		(25,879,537)
- Prepaid Expenses		(1,020,439)
- Deferred Tax Asset		(4,131)
Total nonallowable assets		(26,904,107)
NET CAPITAL	$	43,114,195
NET CAPITAL REQUIREMENT		
(Greater of $5,000 or 6 2/3% of aggregate indebtedness)		2,816,110
EXCESS NET CAPITAL	$	40,298,085
AGGREGATE INDEBTEDNESS		
(Total aggregate indebtedness on the statement of financial condition)	$	42,241,630
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.98

NOTE: There is no material difference between the computation of net capital as computed above
and as reported by the Company in its unaudited Part III of Form X-17A-5 as of June 30, 2021.

ADP BROKER-DEALER, INC.   Schedules h, i
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2021

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to marketing, distribution, administrative, and recordkeeping services provided exclusively to mutual fund companies.